Contacts: Lorus Therapeutics Inc. Bruce Rowlands Senior Vice President (416) 798-1200 ext. 338 browlands@lorusthera.com	Media Contact: Eliza Walsh / Amy Banek Mansfield Communications (416) 599-0024 / (212) 370-5045 eliza@mcipr.com	US Investor Relations Tim Clemensen Rubenstein Investor Relations (212) 843-9337 tim@rir1.com

LORUS ANNOUNCES $15 MILLION CONVERTIBLE DEBENTURE FINANCING

TSX:               LOR

AMEX:          LRP

TORONTO, CANADA, October 7, 2004 – Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced the closing of the first tranche of a $15 million private placement of convertible secured debentures with The Erin Mills Investment Corporation (TEMIC).  The proceeds of the private placement will be used to finance the Company's research and development and on-going operations.

Pursuant to the terms of the private placement, Lorus has issued to TEMIC a convertible debenture in the principal amount of $5 million maturing October 6, 2009. The debenture is convertible at the option of the holder at any time prior to maturity into common shares at a conversion price of $1.00 per common share. The conversion price represents a 33 per cent premium to the October 5, 2004 closing price on the Toronto Stock Exchange.

TEMIC has agreed to purchase two additional secured convertible debentures, each in the principal amount of $5 million, on each of January 14, 2005 and April 15, 2005, provided that an event of default has not occurred under any debentures held by TEMIC or a material adverse change has not occurred in the business and affairs of Lorus. The conversion price to convert these debentures into common shares will be equal to the greater of: (i) $1.00 and (ii) the 20-day weighted average trading price of the common shares on the Toronto Stock Exchange, less the discount permitted by the TSX.

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The principal amount of the debentures is secured by a first charge over all of the assets of Lorus and bears interest at the rate of prime plus 1 per cent per annum, compounded monthly. Interest is payable monthly on the debentures in common shares until the price of Lorus’ common shares on the TSX is equal to a 60-day weighted average trading price of $1.00 per share at which point, the interest is payable on a monthly basis in cash or in common shares, at the option of the holder. No further interest is payable on the debentures if the market price of Lorus’ common shares on the TSX is equal to or exceeds a 60-day weighted average trading price of $1.75 per share.

Lorus has paid to TEMIC a fee of $600,000 plus 3,000,000 warrants (2,000,000 of which will be held in escrow exercisable into common shares) as consideration for entering into the transaction.  In addition, Lorus has issued 1,000,000 warrants to purchase common shares to TEMIC also to be held in escrow. The warrants will be released from escrow to either Lorus for cancellation or TEMIC subject to the fulfillment of certain conditions. The exercise price of the warrants is $1.00 per common share and they expire 5 years from the date of issuance.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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